EX-99.1

Owlting Group (NASDAQ: OWLS) and Decaf Open U.S. Dollar Accounts Beyond the United States on OwlPay Harbor

Decaf, a global payments platform reporting US$48 million in its own monthly payment volume, has moved Decaf Business into production on OwlPay Harbor, opening dollar accounts to eligible businesses and organizations outside the United States

Arlington, Virginia, United States, October 14, 2026 – Owlting Group (NASDAQ: OWLS) ("Owlting" or the "Company"), the operating brand of OBOOK Holdings Inc., a global fintech company building regulated payment infrastructure, today announced that Decaf, a global financial platform that makes stablecoins usable for everyday business payments, has embedded OwlPay Harbor[1]as regulated payment infrastructure behind Decaf Business, its global business account platform, and is now opening U.S. dollar account access to eligible companies and organizations incorporated outside the United States.

Those customers can hold a U.S. dollar account in their own name, fund it, and pay suppliers, employees and contractors in the United States, without first setting up a U.S. entity.

Decaf, a payments platform that reported US$48 million in monthly payment volume, has built OwlPay Harbor into a commercial product of its own.[2]Harbor carries live payments across that platform: it moved scholarship and per diem funds for delegates at the International AIDS Conference in Rio de Janeiro in July 2026, and Decaf Business, Decaf’s company account product, has been in production on Harbor since August 2026.

Decaf owns the customer, the onboarding and the interface. OwlPay Harbor runs underneath as the licensed payment infrastructure, the layer that takes years of licensing and bank integration to assemble, and Owlting earns fees on the payment volume that moves through it. Revenue from this channel therefore grows with Decaf's commercial execution and with the payment volumes of every business and organization on its platform, without a separate sales cycle for each customer.

“An exporter in Colombia and an aid organization working in a conflict zone have the same problem: getting dollars where they need to go, on time, through systems that were never designed to work together,” said Rick Martin, CEO, Decaf. “Stablecoins solved the movement of money years ago. What was still missing is licensed access to the dollar itself, and that is what we can now put in our customers' hands.”

“Infrastructure proves itself when other people build their products on it,” said Darren Wang, Founder and CEO, Owlting Group. “The economics are different from selling accounts one at a time: every corridor we add reaches a partner’s whole customer base at once. We expect more platforms to follow.”

What is live today

OwlPay Harbor powers U.S. dollar payments within Decaf Business. Eligible customers, now including companies and organizations incorporated outside the United States[3], hold a U.S. dollar account in their own name, fund it by domestic wire and ACH, and hold balances as USDC stablecoin on the Stellar network. On the way out, Harbor supports U.S. domestic payouts by wire, ACH and RTP, and card payouts to eligible U.S. debit cards through its Visa Direct integration.[4]

Customers manage the whole flow from a single dashboard, with verification applied on a risk-based model according to transaction profile, size and applicable regulatory requirements. Businesses using the service today include U.S.-registered companies in the renewable energy equipment trade whose founders operate between Latin America and the United States, and whose finance teams move funds across the United States, Latin America and Asia.

A dollar economy that runs on dollar accounts

Latin America and the Caribbean traded US$1.18 trillion in goods with the United States in 2024,[5]and roughly 96% of trade across the Americas has been invoiced in U.S. dollars,[6]making regional commerce a dollar economy conducted by businesses that generally find dollars difficult to hold. A Colombian exporter or a Mexican importer usually sends payment through a chain of intermediary banks, losing days to settlement and paying a fee at every step, even though the money was in dollars from the start. A dollar account they can use directly removes both, which is one reason the region posted 63% year-over-year growth in on-chain value received, second only to Asia-Pacific.[7]

Decaf operates across the region's most active stablecoin payment markets, including Colombia and Mexico, combining U.S. dollar accounts and local-currency rails with a cash network that serves businesses and individuals underserved by traditional banking. That reach gives OwlPay Harbor access to the region's trading companies, exporters, business operators and international organizations through a single connection.

Where conventional banking does not reach

Not all of the customers on these rails are trading companies. MedGlobal, a Chicago-based humanitarian health organization that delivers medical care in crisis-affected regions, and the International AIDS Society (IAS), the world’s largest association of HIV professionals with members in more than 170 countries, both use OwlPay Harbor through Decaf to fund and convert money for their programs, paying local staff and contractors, covering operating costs, and getting funds to the people those programs are meant to reach.

Those payments often go to destinations where conventional banking coverage is limited, including parts of the Middle East and North Africa, sub-Saharan Africa and Latin America. Decaf pairs OwlPay Harbor with its own network of local bank, card and cash payout partners, so an organization can use whichever method actually reaches a given destination.[8]

A donation program in Wyoming applies the same approach, with program funds held as stablecoins and each movement traceable on a public blockchain from arrival to payout.[9]

What comes next

Owlting expanded its U.S. payment coverage in September 2026, securing a money transmitter license in Connecticut and extending its payment operations to 43 U.S. states.[10]Decaf Business customers will be able to send a payout from an overseas-held dollar account straight to a recipient’s eligible non-U.S. debit card and the bank account linked to it, a capability Owlting expects to enable by the end of 2026. The same customers intend to begin paying suppliers in China and Singapore using OwlPay Harbor’s payout coverage in Asia.

The Company continues to track toward its previously stated target of surpassing US$1 billion in cumulative processed payment volume across the OwlPay platform, covering both fiat and stablecoin payments, by the end of 2026.[11]Owlting expects additional platforms to integrate OwlPay Harbor in the same way, expanding the corridors served and the volume moving across them.

About Decaf

Decaf is a global payments platform for businesses, organizations and individuals. It combines non-custodial wallets and stablecoin settlement with bank, card and cash payment partners. Decaf Business enables customers to receive funds, make cross-border payments and manage individual or bulk disbursements through one interface.

About Owlting Group

Owlting Group (NASDAQ: OWLS) is the operating brand of OBOOK Holdings Inc., a global fintech company building regulated payment infrastructure, founded in Taiwan with subsidiaries across the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. Its OwlPay platform is a fiat-digital currency hybrid payment solution that helps businesses move money across borders in the expanding digital economy. Recognized for rapid growth and industry leadership, Owlting was ranked No. 226 on the Financial Times and Statista “High-Growth Companies Asia-Pacific 2026” list with a 42% CAGR, and named among the key global players in the “Enterprise & B2B” category of 2025 Stablecoin Market Map by CB Insights. For more information, visit www.owlting.com/portal/?lang=en.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “target,” “continue,” “believe,” “estimate,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission. Forward-looking statements in this press release include those regarding capabilities targeted for availability by the end of 2026, the intended future activities of Decaf and its customers, the Company's expectations for additional platform integrations, and its previously stated platform-wide transaction volume target, each of which is subject to risks and uncertainties, including regulatory requirements, partner and customer execution, and other factors outside the Company's control.

Digital Asset and Blockchain Disclaimer

References in this press release to digital assets, blockchain technologies, or stablecoins are for informational purposes only and do not constitute an offer to sell or a solicitation of an offer to buy any digital asset, security, or financial instrument. Digital asset markets are subject to significant volatility and regulatory uncertainty, and the availability of related products and services may be subject to regulatory approvals and compliance with applicable laws and regulations.

Third-Party Information

This press release may contain references to third-party companies, products, or services. Such references are provided for informational purposes only and do not constitute an endorsement, sponsorship, or recommendation by the Company unless expressly stated. Any third-party data or figures referenced in this release do not represent the Company's transaction volume or revenue.

Product Availability

Certain products or services described in this press release may not be available in all jurisdictions and may be subject to regulatory requirements and compliance with applicable laws and regulations.

Decaf Media Relations

media@decaf.so

Owlting Group Media Relations

pr_office@owlting.com

Owlting Group Investor Relations

ir@owlting.com

[1] All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.

[2] Stellar Community Fund, 2025 Impact Report, published March 30, 2026. The Stellar Community Fund is an award program operated by the Stellar Development Foundation. The report states that Decaf reached US$48 million in monthly volume during the 2025 reporting period. The Fund states that project descriptions in the report are based on information provided by award recipients or publicly available sources. https://medium.com/stellar-community/stellar-community-fund-2025-impact-report-6f6c6361aaca

[3] Account access for entities incorporated outside the United States is subject to the applicant’s jurisdiction of incorporation, business verification and applicable compliance requirements. Availability of individual payment methods varies by customer and by rollout status.

[4] The Company's Visa Direct integration, supporting eligible U.S. debit cardholders in funding USDC transactions across the OwlPay product suite, was previously disclosed. See "OwlTing Group (NASDAQ: OWLS) Expands Visa Collaboration to Support U.S. Debit Card Funding of USDC Transactions," issued April 9, 2026 via GlobeNewswire. https://www.globenewswire.com/news-release/2026/04/09/3270890/0/en/OwlTing-Group-NASDAQ-OWLS-Expands-Visa-Collaboration-to-Support-U-S-Debit-Card-Funding-of-USDC-Transactions.html

[5] Economic Commission for Latin America and the Caribbean (ECLAC), United States–Latin America and the Caribbean Trade Developments 2025. In 2024, U.S. goods imports from the region totaled US$661 billion and U.S. goods exports to the region totaled US$517 billion. https://www.cepal.org/en/notes/united-states-latin-america-and-caribbean-trade-developments-2025

[6] Board of Governors of the Federal Reserve System, The International Role of the U.S. Dollar – 2025 Edition, July 18, 2025. Figure represents the average share of trade invoicing in the Americas denominated in U.S. dollars over the period 1999–2019. https://www.federalreserve.gov/econres/notes/feds-notes/the-international-role-of-the-u-s-dollar-2025-edition-20250718.html

[7] Chainalysis, 2025 Global Crypto Adoption Index. Latin America recorded 63% year-over-year growth in on-chain value received, second only to Asia-Pacific at 69%, for the period July 2024 through June 2025. https://www.chainalysis.com/blog/2025-global-crypto-adoption-index/

[8] Payout coverage, recipient requirements and delivery times vary by payout partner and payment method.

[9] The blockchain transaction record reflects transfers of program funds between wallets and accounts. It complements, and does not replace, an organization’s own accounting, recipient verification and reporting, and it does not establish how recipients use funds after receipt. Bank and card partners continue to handle the fiat portions of each payment.

[10] As of September 30, 2026, Owlting Group has obtained Money Transmitter Licenses or their equivalent in 42 U.S. states and is applying for licenses in additional states. The Company has now expanded its regulatory footprint to 43 U.S. states, and it also operates under an Electronic Payment Intermediary Service Provider (Bank API license) in Japan. For a list of global licenses obtained, see https://www.owlting.com/owlpay/licenses?lang=en.

[11] The Company's previously stated target to surpass US$1 billion in cumulative processed payment volume across the OwlPay platform by the end of 2026, and cumulative platform volume exceeding US$700 million as of the date of that announcement, were disclosed in "OBOOK Holdings Inc. (NASDAQ: OWLS) Announces Unaudited First Half 2026 Financial Results as OwlPay Harbor Commercial Scaling Accelerates," issued August 21, 2026 via GlobeNewswire. https://www.globenewswire.com/news-release/2026/08/21/3349307/0/en/obook-holdings-inc-nasdaq-owls-announces-unaudited-first-half-2026-financial-results-as-owlpay-harbor-commercial-scaling-accelerates.html